[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 5, 2019

Via EDGAR and Courier

Susan Block, Esq.
Nolan McWilliams, Esq.
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Expedia Group, Inc. Registration Statement on Form S‑4 Filed May 1, 2019 File No. 333-231164

Dear Ms. Block and Mr. McWilliams:

On behalf of our client, Expedia Group, Inc. (the “Company” or “Expedia Group”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 24, 2019, with respect to the Registration Statement on Form S-4 (File No. 333-231164), filed on May 1, 2019 (the “Registration Statement”).

This letter and Amendment No. 1 to the Registration Statement (“S-4 Amendment No. 1”) are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six courtesy copies of S-4 Amendment No. 1 marked to indicate changes from the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in S-4 Amendment No. 1.  All references to page numbers in these responses are to the page numbers of the marked version of S-4 Amendment No. 1.

U.S. Securities and Exchange Commission
June 5, 2019

Questions and Answers
General

1.
Please provide your analysis as to the applicability of Exchange Act Rule 13e-3 to the transaction, including any reliance on the exceptions to the rule's applicability. In this regard, we note that cash will be paid in lieu of any fractional shares of Expedia Group common stock. Specifically address that the exception in Rule 13e-3(g)(2) requires that security holders be offered or receive only an equity security. Please also address: (i) the number of Liberty Expedia Holdings, Inc. security holders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; and (ii) the estimated amount of cash payable to dispose of the fractional interests; and the (iii) the number of Liberty Expedia security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests. Refer to Question and Answer 11 in Exchange Act Release No. 34-17719 (April 13, 1981), which addresses only a scenario where security holders are offered an election to receive cash.

Response:  We respectfully advise the Staff that, after considering the Staff’s comment, and in light of Expedia Group’s and Liberty Expedia’s desire to hold the Liberty Expedia stockholder meeting to consider the merger agreement as expeditiously as possible, the parties to the merger agreement have entered into Amendment No. 1 to Agreement and Plan of Merger, dated as of June 5, 2019 (the “Amendment”). The Amendment, among other things, eliminates the payment of cash in lieu of fractional shares of Expedia Group common stock otherwise issuable pursuant to the first merger.  Under the merger agreement as amended, each share of Liberty Expedia common stock will be converted into the right to receive a number of shares of Expedia Group common stock such that each holder of record of shares of Liberty Expedia Series A common stock or Liberty Expedia Series B common stock shall have the right to receive, in the aggregate, a number of shares of Expedia Group common stock equal to the product of the total number of shares of such series of Liberty Expedia common stock held of record by such holder immediately prior to the first merger multiplied by an exchange ratio equal to 0.36, with such product rounded up to the next whole share of Expedia Group common stock.  The disclosure in S-4 Amendment No. 1 has been revised to reflect the Amendment.

Under the merger agreement as amended, no record holder of Liberty Expedia common stock would be subject to cash disposition of fractional interests and, consequently, no such holder will be cashed out.

Comparison of Stockholder Rights—Exclusive Forum Provision, page 127

2.
We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, state that there is uncertainty as to whether a court would enforce the provision. If the provision applies to Securities Act claims, also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, the disclosure on pages 129 and 130 of S-4 Amendment No. 1 has been revised.

U.S. Securities and Exchange Commission
June 5, 2019

3.
Please clarify the state court selected in your exclusive forum provision. In this regard, we note that your bylaws reference “a state court located within the State of Delaware” but your disclosure references the Court of Chancery of the State of Delaware.

Response: In response to the Staff’s comment, the disclosure on pages 129 and 130 of S-4 Amendment No. 1 has been revised.

*          *          *          *          *          *

We hope that the foregoing, and the revisions set forth in S-4 Amendment No. 1, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1155 or by email at EJLee@wlrk.com, or my colleague Andrew J. Nussbaum at (212) 403-1269 or by email at AJNussbaum@wlrk.com.

Sincerely,

/s/ Edward J. Lee
Edward J. Lee

Enclosures
CC:

Robert J. Dzielak, Expedia Group, Inc.
Matthew Cullen, Expedia Group, Inc.
Richard N. Baer, Liberty Expedia Holdings, Inc.
Renee L. Wilm, Baker Botts L.L.P.
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz